# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MSC Industrial Direct Co., Inc., CIK 0001003078
CUSIP: 553530106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 515 Broadhollow Road, Melville, New York (NY), 11747
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000052388

## Reporting persons
- American Century Investment Management, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 2,731,346; shared voting power 0; sole dispositive power 2,837,642; shared dispositive power 0; aggregate amount beneficially owned 2,837,642 (5.1% of the class)
- American Century Companies, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 2,731,346; shared voting power 0; sole dispositive power 2,837,642; shared dispositive power 0; aggregate amount beneficially owned 2,837,642 (5.1% of the class)
- Stowers Institute for Medical Research: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 2,731,346; shared voting power 0; sole dispositive power 2,837,642; shared dispositive power 0; aggregate amount beneficially owned 2,837,642 (5.1% of the class)

## Item 1. Issuer
Name of issuer: MSC Industrial Direct Co., Inc.
Address of issuer's principal executive offices: 515 Broadhollow Road, Melville, New York, 11747

## Item 2. Person Filing
Name of person filing:
American Century Investment Management, Inc.
American Century Companies, Inc.
Stowers Institute for Medical Research
Address of principal business office or, if none, residence:
4500 Main Street
9th Floor
Kansas City, Missouri 64111
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
Percent of class: See the response(s) to Item 11 on the attached cover page(s).
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover page(s).
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover page(s).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Various persons, including the investment companies and separate institutional investor accounts that American Century Investment Management, Inc. ("ACIM") serves as investment adviser, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that are the subject of this schedule. Except as may be otherwise indicated if this is a joint filing, not more than 5% of the class of securities that is the subject of this schedule is owned by any one client advised by ACIM.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: This Item identifies each subsidiary of American Century Companies, Inc. ("ACC"), which is controlled by the Stowers Institute for Medical Research, that is a beneficial owner of securities that are subject of this schedule (the "Subject Securities"). American Century Investment Management, Inc. ("ACIM") is a wholly-owned subsidiary of ACC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not applicable

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT
Each of the undersigned hereby agrees and consents to the execution and joint filing on its behalf by American Century Investment Management, Inc. of this Schedule 13G respecting the beneficial ownership of the securities which are the subject of this schedule.

Dated this 13th day of February, 2026.

AMERICAN CENTURY INVESTMENT MANAGEMENT, INC. ("ACIM")

AMERICAN CENTURY COMPANIES, INC. ("ACC")

By: __/s/ John Pak___________________
John Pak
Senior Vice President, ACIM and ACC

STOWERS INSTITUTE FOR MEDICAL RESEARCH, solely in its capacity as control entity of ACC

By: __/s/ Joselyn Verschelden____________
Joselyn Verschelden
Authorized Signer

## Signatures
- American Century Investment Management, Inc.: American Century Investment Management, Inc., /s/ John Pak / Senior Vice President (02/13/2026)
- American Century Companies, Inc.: American Century Companies, Inc., /s/ John Pak / Senior Vice President (02/13/2026)
- Stowers Institute for Medical Research: Stowers Institute for Medical Research, /s/ Joselyn Verschelden / Authorized Signer (02/13/2026)